Exhibit 4.32

Separation and Release Agreement

This Separation and Release of Claims Agreement ("Agreement") is entered into by and between BeyondSpring Pharmaceuticals, Inc., a Delaware corporation with its principal place of business at 28 Liberty Street, New York, NY 10005 (the "Employer"), and Richard Daly, an Illinois resident working for Employer in New York (the "Employee") (collectively the “Parties” and each a “Party”) effective as of the date set forth below.

1.

Purpose/Recitals. The Employer is a biotech company working on the development of a cancer treatment drug. The FDA recently denied the approval for the drug, a denial which has greatly affected and will continue to affect the Employer’s financial condition and viability. As a result, the Employer has had to make the difficult decision to reduce its workforce. Employee was selected as part of this workforce reduction plan. Nothing here shall be interpreted as termination based on performance; the Employer is grateful to the Employee for his/her service and wishes to offer this severance package in gratitude of such, subject to the terms and conditions below. Should Employee choose to execute this Agreement, s/he does so voluntarily and in consideration of the mutual covenants and good and valuable consideration contained here, the receipt and sufficiency of which are acknowledged by such execution.

2.

Separation Date. The Employee’s employment with the Employer will terminate on January 11, 2022 (the "Separation Date"). The Employee will not represent him/herself as being a current employee, officer, attorney, agent, or representative of the Employer or its affiliates for any purpose. Except as otherwise set forth in this Agreement, the Separation Date was the employment termination date for the Employee for all purposes, meaning the Employee is not entitled to any further compensation, monies, or other benefits from the Employer except as set forth below.

3.	Severance Package. As consideration for the Employee's execution and non-revocation of, and compliance with this Agreement, the Employer agrees to the following:

(a)

Severance Pay – The Employer shall pay the Employee [9] nine months of base salary, in installments, at the rate at which the Employee was paid as of the Separation Date, in accordance with the Employer's regular payroll practices, less all relevant taxes and other withholdings, and starting on the first payroll date following the Effective Date (defined below).

(b)

Stock Options – The Employee acknowledges and agrees that Exhibit A sets forth a complete and accurate list of his/her outstanding stock options (whether or not vested) issued under the BeyondSpring Inc. 2017 Omnibus Incentive Plan (the "Incentive Plan") as of the Separation Date. The Parties acknowledge and agree that (i) the vested stock options listed on Exhibit A shall remain outstanding and exercisable, on the terms, and subject to the conditions, of the Incentive Plan and the applicable stock option agreement until 5:00 p.m. Eastern Time on Aprill 11, 2022, at which time the vested stock options, to the extent not exercised by the Employee in accordance with the terms of the Incentive Plan and the applicable stock option agreement, shall expire automatically and without further action or notice, and (ii) the unvested stock options listed on Exhibit A shall be forfeited automatically and without further action or notice, as of the Separation Date. The Employee agrees that s/he has the sole responsibility for monitoring the expiration of the vested stock options and for exercising the vested stock options, if at all, before they expire.

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005

Main Tel: (646) 305-6387

www.beyondspringpharma.com

(c)

Acknowledgement – The Employee acknowledges that the foregoing exceeds what s/he is otherwise entitled to receive on separation from employment. The Employee further acknowledges that s/he is not entitled to any additional payment or consideration.

4.	Employee Release.

(a)

General Release and Waiver of Claims - In exchange for the consideration provided in this Agreement, the Employee and the Employee's heirs, executors, representatives, administrators, agents, and assigns (collectively, the "Releasors") irrevocably and unconditionally waive, release, and discharge the Employer, including the Employer's parents, subsidiaries, affiliates, predecessors, successors, and assigns, and each of its respective officers, directors, employees, shareholders, trustees, and partners, in their corporate and individual capacities (collectively, the "Releasees"), from all claims, demands, actions, causes of actions, judgments, rights, fees, damages, debts, obligations, liabilities, and expenses (inclusive of attorneys' fees) of any kind whatsoever, whether known or unknown (collectively, "Claims"), that Releasors may have or have ever had against the Releasees, or any of them, arising out of, or in any way related to the Employee's hire, benefits, employment, termination, or separation from employment with the Employer by reason of any actual or alleged act, omission, transaction, practice, conduct, occurrence, or other matter up to and including the date of the Employee's execution of this Agreement, including, but not limited to:

(i)

any and all claims under Title VII of the Civil Rights Act of 1964 (Title VII), the Americans with Disabilities Act (ADA), the Family and Medical Leave Act (FMLA), the Fair Labor Standards Act (FLSA), the Equal Pay Act, the Employee Retirement Income Security Act (ERISA) (regarding unvested benefits), the Civil Rights Act of 1991, Section 1981 of U.S.C. Title 42, the Fair Credit Reporting Act (FCRA), the Worker Adjustment and Retraining Notification (WARN) Act, the National Labor Relations Act (NLRA), the Age Discrimination in Employment Act (ADEA), the Uniform Services Employment and Reemployment Rights Act (USERRA), the Genetic Information Nondiscrimination Act (GINA), the Immigration Reform and Control Act (IRCA), the New York State Human Rights Law (NYSHRL), the New York Labor Law (NYLL) (including but not limited to the Retaliatory Action by Employers Law, the New York State Worker Adjustment and Retraining Notification Act, all provisions prohibiting discrimination and retaliation, and all provisions regulating wage and hour law), the New York Civil Rights Law, Section 125 of the New York Workers' Compensation Law, Article 23-A of the New York Correction Law, the New York City Human Rights Law (NYCHRL), and the New York City Earned Sick Leave Law (NYCESLL) all including any amendments and their respective implementing regulations, and any other federal, state, local, or foreign law (statutory, regulatory, or otherwise) that may be legally waived and released; however, the identification of specific statutes is for purposes of example only, and the omission of any specific statute or law shall not limit the scope of this general release in any manner;

(ii)

any and all claims for compensation of any type whatsoever, including but not limited to claims for salary, wages, bonuses, commissions, incentive compensation, vacation, and severance that may be legally waived and released;

(iii)

any and all claims arising under tort, contract, and quasi-contract law, including but not limited to claims of breach of an express or implied contract, tortious interference with contract or prospective business advantage, breach of the covenant of good faith and fair dealing, promissory estoppel, detrimental reliance, invasion of privacy, nonphysical injury, personal injury or sickness or any other harm, wrongful or retaliatory discharge, fraud, defamation, slander, libel, false imprisonment, and negligent or intentional infliction of emotional distress; and

(iv)

any and all claims for monetary or equitable relief, including but not limited to attorneys' fees, back pay, front pay, reinstatement, experts' fees, medical fees or expenses, costs and disbursements, punitive damages, liquidated damages, and penalties.

(b)	Specific Notice about the Release of ADEA Claims – By signing this Agreement, the Employee hereby acknowledges and confirms that:

(i)	the Employee has read this Agreement in its entirety and understands all of its terms;

(ii)	the Employee has been advised in writing to consult with an attorney of the Employee's choosing and Employee has had an opportunity to do so before signing this Agreement;

(iii)	the Employee knowingly, freely, and voluntarily agrees to all of the terms and conditions set out in this Agreement including, without limitation, the waiver, release, and covenants contained in it;

(iv)

Employee was given at least forty-five (45) days to consider whether to enter into this Agreement and negotiated it (without restarting the 45-day period), although the Employee may sign it sooner if desired; and

(v)

For a seven-day period following Employee’s execution of this Agreement, Employee may revoke this Agreement by delivering a written notice of revocation before the end of the 7th day to: to Robert Azzara, BeyondSpring Pharmaceuticals, Inc., 28 Liberty Street, 39th floor, New York, NY 10005, Robert.Azzara@beyondspringpharma.com. This Agreement shall not become effective or enforceable until the eighth day after Employee has signed this Agreement without having revoked it (the “Effective Date”).

(c)

Release Limitations – Employee does not waive, release, or discharge: (A) any right to file an administrative charge or complaint with, or testify, assist, or participate in an investigation, hearing, or proceeding conducted by, the Equal Employment Opportunity Commission, the New York State Division of Human Rights, the New York City Commission on Human Rights, or other similar federal, state, or local administrative agencies, although the Employee waives any right to monetary relief related to any filed charge or administrative complaint; and (B) claims that cannot be waived by law, such as claims for unemployment benefit rights and workers' compensation; (C) protections against retaliation under the Taxpayer First Act (26 U.S.C. § 2623(d)); and (D) Employee’s right to the vested balance of Employee’s 401(k) account as that balance is recorded by the recordkeeper, or to any previously filed medical or dental claims under the Employer’s benefit plans.

5.

Post-Termination Obligations and Restrictive Covenants. The Employee understands and acknowledges that by virtue of his/her employment with the Employer, s/he had access to and knowledge of Confidential Information, was in a position of trust and confidence with the Employer, and benefitted from the Employer's goodwill. Further, the Employee acknowledges that the Employer invested significant time and expense in developing the Confidential Information and goodwill and that the restrictive covenants below are necessary to protect them. Finally, the Employee understands and acknowledges that the Employer's ability to reserve these for its exclusive knowledge and use is of great competitive importance and commercial value to the Employer and that the Employer would be irreparably harmed if the Employee violates the restrictive covenants below.

(a)	Confidential Information

(i)

Definition. For purposes of this Agreement, “Confidential Information” includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic, or any other form or medium, relating directly or indirectly to: business processes, practices, methods, policies, plans, publications, documents, research, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, negotiations, pending negotiations, know-how, trade secrets, computer programs, computer software, applications, operating systems, work-in-process, databases, device configurations, embedded data, compilations, metadata, algorithms, technologies, manuals, records, articles, systems, material, sources of material, supplier information, vendor information, financial information, results, accounting information, accounting records, legal information, marketing information, advertising information, pricing information, credit information, design information, payroll information, staffing information, personnel information, employee lists, supplier lists, vendor lists, developments, reports, internal controls, security procedures, graphics, drawings, sketches, market studies, sales information, revenue, costs, formulae, notes, communications, product plans, designs, styles, models, ideas, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, customer lists, client information, client lists, manufacturing information, factory lists, distributor lists, and buyer lists, of the Employer or its businesses or any existing or prospective customer, supplier, investor, or other associated third party, or of any other person or entity that has entrusted information to the Employer in confidence. The Employee understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified or treated as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used. Moreover, the Employee understands and agrees that Confidential Information developed by the Employee during the Employee's employment by the Employer is subject to the terms and conditions of this Agreement. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Employee, provided that the disclosure is through no direct or indirect fault of the Employee or person(s) acting on the Employee's behalf.

(ii)	Disclosure and Use Restrictions. The Employee agrees and covenants that s/he:

(A)	Has and will continue to treat all Confidential Information as strictly confidential;

(B)

Has not and will not, directly or indirectly, disclose, publish, communicate, or make available Confidential Information, or allow it to be disclosed, published, communicated, or made available, in whole or part, to any entity or person whatsoever (including other employees of the Employer) not having a need to know and authority to know and use the Confidential Information in connection with the business of the Employer and, in any event, not to anyone outside of the direct employ of the Employer; and

(C)

Has not and will not access or use any Confidential Information, and not to copy any documents, records, files, media, or other resources containing any Confidential Information, or remove any such documents, records, files, media, or other resources from the premises or control of the Employer, except as allowed by applicable law.

(iii)

Duration. The Employee understands and acknowledges that the Employee's obligations regarding Confidential Information shall continue until the Confidential Information has become public knowledge other than as a result of the Employee's breach of this Agreement or a breach by those acting in concert with the Employee or on the Employee's behalf.

(iv)

Notice of Immunity Under the Defend Trade Secrets Act of 2016. The Employee will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If the Employee files a lawsuit for retaliation by the Employer for reporting a suspected violation of law, the Employee may disclose the Employer's trade secrets to the Employee's attorney and use the trade secret information in the court proceeding if the Employee: (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.

(b)

Non-Solicitation of Employees – The Employee understands and acknowledges that the Employer has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees would cause significant and irreparable harm to the Employer. As a result, the Employee agrees and covenants not to directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the Employer for a period of eighteen (18) months following the Separation Date.

6.

Cooperation. The Parties agree that certain matters in which the Employee has been involved during the Employee's employment may need the Employee's cooperation with the Employer in the future. Accordingly, during the period while Employee is receiving severance pay, the Employee shall cooperate with the Employer regarding matters arising out of or related to the Employee's service to the Employer.

7.

Mutual Non-Disparagement. The Parties agree and covenant that they have not and shall not in the future make, publish, or communicate to any person or entity or in any public forum any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning the other (as to Employer, concerning its businesses, or any of its employees, officers, directors customers, suppliers, investors, and other associated third parties).

8.

Confidentiality of Agreement. The Employee agrees and covenants that s/he shall not disclose any of the negotiations of, terms of, or amount paid under this Agreement to any individual or entity; provided, however, that the Employee will not be prohibited from making disclosures to the Employee's spouse or domestic partner, attorney, tax advisors, the Internal Revenue Service, any state or local division of taxation, the Department of Labor, the Social Security Administration, and any regulatory authority, or as may otherwise be required by law.

9.

Permitted Disclosures. Nothing in this Agreement shall be construed to prevent disclosure of any information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Employee shall promptly provide written notice of any such order to an authorized officer of the Employer. Further, nothing in this Agreement prohibits the Employee from reporting possible violations of United States federal law or regulation to any governmental agency or entity, including the United States Department of Justice, the United States Securities and Exchange Commission, the United States Congress, and any Inspector General of any United States federal agency, or making other disclosures that are protected under the whistleblower provisions of United States federal, state or local law or regulation; provided that the Employee will use his/her reasonable efforts to (i) disclose only information that is reasonably related to such possible violations or that is requested by such agency or entity, and (ii) request that such agency or entity treat such information as confidential. The Employee does not need the prior authorization from the Employer to make any such reports or disclosures and is not required to notify the Employer that s/he has made such reports or disclosures. This Agreement does not limit the Employee’s right to receive an award for information provided to the Securities and Exchange Commission.

10.

Return of Property. Employee acknowledges that s/he has: (i) provided or returned to the Employer any and all Employer property, including keys, key cards, access cards, identification cards, security devices, company credit cards, network access devices, computers, cell phones, smartphones, PDAs, equipment, speakers, webcams, manuals, reports, files, books, compilations, work product, e-mail messages, recordings, tapes, disks, thumb drives or other removable information storage devices, hard drives, negatives and data and all Employer documents and materials belonging to the Employer and stored in any fashion, including but not limited to those that constitute or contain any Trade Secrets or Confidential Information that are in the possession or control of the Employee (without deleting, destroying, or otherwise affecting accessibility to any electronically stored information or files) whether they were provided to the Employee by the Employer or any of its business associates or created by the Employee in connection with her employment by the Employer; and (ii) deleted or destroyed all copies of any such documents and materials not returned to the Employer that remain in the Employee's possession or control, including those stored on any non-Employer devices, networks, storage locations and media in the Employee's possession or control and confirm in writing to the Employer that s/he has done so.

11.

No Admission of Liability. Nothing in this Agreement shall be construed as an admission by the Employer of any wrongdoing, liability, or noncompliance with any federal, state, city, or local rule, ordinance, statute, common law, or other legal obligation. The Employer specifically disclaims and denies any wrongdoing or liability to Employee.

12.

Successors and Assigns. Each of the covenants and agreements contained in this Agreement by or on behalf of any of the Parties hereto shall bind and inure to the benefit of their respective heirs, guardians, personal and legal representatives, successors and assigns. The Employer may freely assign this Agreement at any time. The Employee may not assign this Agreement in whole or in part. Any purported assignment by the Employee shall be null and void from the initial date of the purported assignment.

13.

Disputes. This Agreement and all matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of New York without regard to any conflicts of laws principles that would require the laws of any other jurisdiction to apply. Any action or proceeding by either of the Parties to enforce this Agreement shall be brought only in any state or federal court located in the state of New York, New York County. The Parties hereby irrevocably submit to the exclusive jurisdiction of these courts and waive the defense of inconvenient forum to the maintenance of any action or proceeding in such venue. Importantly, the Employee acknowledges that a breach of this Agreement could cause irreparable damage to the Employer. In the event of such breach the Company shall have, in addition to all remedies of law, the right to an injunction, specific performance or other equitable relief to prevent the violation of Employees obligations, without the need to prove damages or post bond. In any legal dispute between the Parties, the prevailing Party shall be entitled to its attorneys’ fees and costs in addition to all other remedies available to that Party under the law.

14.

Severability. If any provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, or enforceable only if modified, such finding shall not affect the validity of the remainder of this Agreement. The Parties further agree that any such court is expressly authorized to modify any such unenforceable provision in lieu of severing it to carry out the intent and agreement of the Parties as embodied here to the maximum extent permitted by law.

15.

Entire Agreement. Unless specifically provided herein, this Agreement contains all the understandings and representations between Employer and Employee relating to the subject matter hereof and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, regarding such subject matter. The waiver by the Parties of any term or condition or covenant of this Agreement or of the breach of any term, condition, covenant, representation or warranty, contained herein in any one or more instances shall not operate as or be deemed to be further or continuing waiver of any other breach of any term, condition, or representation, nor shall any failure by the Parties to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner the Party's right at a later time to enforce or require performance of such provision or of any other provision hereof. Any change, modification or waiver of any provision of this Agreement must be in writing and signed by the Parties.

16.

Counterparts. The Parties may execute this Agreement in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart's signature page of this Agreement by facsimile, email in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document has the same effect as delivery of an executed original of this Agreement.

17.

ACKNOWLEDGMENT OF FULL UNDERSTANDING. THE EMPLOYEE ACKNOWLEDGES AND AGREES THAT S/HE: HAS FULLY READ, UNDERSTANDS, AND VOLUNTARILY ENTERS INTO THIS AGREEMENT; HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF THE EMPLOYEE'S CHOICE BEFORE SIGNING THIS AGREEMENT; IS EXECUTING THIS AGREEMENT IN EXCHANGE FOR GOOD AND VALUABLE CONSIDERATION IN ADDITION TO ANYTHING OF VALUE TO WHICH S/HE IS OTHERWISE ENTITLED; HAS BEEN GIVEN 45 DAYS TO CONSIDER THE AGREEMENT; AND HAS 7 DAYS TO REVOKE IT AFTER ITS EXECUTION.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.

The Employer	The Employee

/s/ Robert Azzara	/s/ Richard Daly
Robert Azzara	Richard Daly
Vice President, Human Resources
BeyondSpring Pharmaceuticals, Inc.	January 27, 2022	Execution Date

EXHIBIT A

STOCK OPTIONS

Grant Date	Number of Vested Stock Options	Number of Unvested Stock Options	Total
August 2, 2018	57,500	42,500	100,000